FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6-K dated December 27, 2022
2.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 23, 2022

Item 1

December 27, 2022

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, Company's Report on Form 6-K dated December 27, 2022 with respect to the Semi Annual Report filed with Kanto Local Finance Bureau, Japan on December 23, 2022.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

Vivek Ranjan

Chief Manager

Encl: as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report
Filed with:	Director of Kanto Local Finance Bureau
Date of Filing:	December 23, 2022
For Six-month Period:	From April 1, 2022 through September 30, 2022
Corporate Name:	ICICI Bank Limited
Name and Title of Representative:	Nilanjan Sinha
General Counsel
Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India
Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:
Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1039
Name of Person to Contact with:	Nozomu Shiba, Attorney-at-Law
Shunpei Hori, Attorney-at-Law
Place to Contact with:	Anderson Mori & Tomotsune
Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1779
Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on a standalone basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on a standalone basis. References to “the Group” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”).

2.	In this document, references to "U.S. $" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain U.S. dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2022 as quoted by MUFG Bank, Ltd. in Tokyo (U.S. $ 1 = ¥ 137.09), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.85 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at December 1, 2022.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2023" refers to the year beginning on April 1, 2022 and ending at March 31, 2023.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION		1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1
II.	OUTLINE OF COMPANY		2
	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	10
	3.	State of Affiliated Companies	10
	4.	State of Employees	10
III.	STATEMENT OF BUSINESS		10
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	10

	2.	Risks in Business, etc.	10
	3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows	10

	4.	Material Contracts Relating to Management, etc.	25
	5.	Research and Development Activities	25
IV.	STATEMENT OF FACILITIES		26
	1.	State of Major Facilities	26
	2.	Plan for Installation, Retirement, etc. of Facilities	26
V.	STATEMENT OF FILING COMPANY		27
	1.	State of Shares, etc.	27
	(1)	Total Number of Shares, etc.	27
		(i) Total Number of Shares	27
		(ii) Issued Shares	27
	(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	27

	(3)	Total Number of Issued Shares and Capital Stock	28

i

		(4) Major Shareholders	29
	2.	Statement of Directors and Officers	33
VI.	FINANCIAL CONDITION		39
	1.	Interim Financial Statements	39
	2.	Other Information	42
		(1) Legal and Regulatory Proceedings	42
		(2) Subsequent Events	45
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	45
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	50
VII.	TRENDS IN FOREIGN EXCHANGE RATES		57
VIII.	REFERENCE INFORMATION OF FILING COMPANY		58
PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	59

I.	INFORMATION ON GUARANTY COMPANY	59
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	59

III.	INFORMATION ON BUSINESS INDICES, ETC.	59

ii

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 28, 2022 for fiscal 2022.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, standalone and consolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India (“Indian GAAP”).

Standalone financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2020	March 31, 2022	March 31, 2022	March 31, 2021
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 49,704.58	JPY 919,534.73	Rs. 41,617.05	Rs. 39,546.81	Rs. 86,374.55	JPY 1,597,929.18	Rs. 79,118.27
	a) Interest/discount on advances/bills	37,563.19	694,919.02	30,722.67	28,614.58	63,833.56	1,180,920.86	57,288.81
	b) Income on investments	9,705.14	179,545.09	8,139.58	8,504.49	16,409.27	303,571.50	16,539.78
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	829.68	15,349.08	400.27	865.95	1,560.83	28,875.36	1,631.91
	d) Others	1,606.57	29,721.55	2,354.53	1,561.79	4,570.89	84,561.47	3,657.77
2.	Other income	9,720.07	179,821.30	8,793.04	10,170.91	18,517.53	342,574.31	18,968.53
3.	TOTAL INCOME (1)+(2)	59,424.65	1,099,356.03	50,410.09	49,717.72	104,892.08	1,940,503.48	98,086.80
4.	Interest expended	21,707.75	401,593.38	18,991.55	20,900.97	38,908.45	719,806.33	40,128.84
5.	Operating expenses (e)+(f)	15,727.69	290,962.27	12,609.42	9,779.21	26,733.32	494,566.42	21,560.83
	e) Employee cost	5,737.74	106,148.19	4,758.98	4,133.42	9,672.75	178,945.88	8,091.78
	f) Other operating expenses	9,989.95	184,814.08	7,850.44	5,645.79	17,060.57	315,620.55	13,469.05
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	37,435.44	692,555.64	31,600.97	30,680.18	65,641.77	1,214,372.75	61,689.67
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	21,989.21	406,800.39	18,809.12	19,037.54	39,250.31	726,130.74	36,397.13
8.	Provisions (other than tax) and contingencies (refer note no. 4)	2,788.34	51,584.29	5,565.17	10,589.22	8,641.42	159,866.27	16,214.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	19,200.87	355,216.10	13,243.95	8,448.32	30,608.89	566,264.47	20,182.72
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	19,200.87	355,216.10	13,243.95	8,448.32	30,608.89	566,264.47	20,182.72
12.	Tax expense (g)+(h)	4,738.09	87,654.67	3,116.98	1,597.84	7,269.40	134,483.90	3,990.04
	g) Current period tax	4,844.35	89,620.48	2,879.65	1,870.88	6,297.68	116,507.08	4,665.66
	h) Deferred tax	(106.26)	(1,965.81)	237.33	(273.04)	971.72	17,976.82	(675.62)
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	14,462.78	267,561.43	10,126.97	6,850.48	23,339.49	431,780.57	16,192.68
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT FOR THE PERIOD (13)-(14)	14,462.78	267,561.43	10,126.97	6,850.48	23,339.49	431,780.57	16,192.68
16.	Paid-up equity share capital (face value Rs. 2 each)	1,393.79	25,785.12	1,387.09	1,379.46	1,389.97	25,714.45	1,383.41
17.	Reserves excluding revaluation reserves	177,407.93	3,282,046.71	152,176.34	133,154.55	165,659.93	3,064,708.71	143,029.08
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.20%	..	0.20%	0.34%	0.19%	..	0.34%
	ii) Capital adequacy ratio (Basel III)	16.93%	..	18.33%	18.47%	19.16%	..	19.12%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	20.79	38.46	14.62	10.41	33.66	62.27	24.01
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	20.38	37.70	14.34	10.30	32.98	61.01	23.67
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	32,570.86	602,560.91	41,437.41	38,989.19	33,919.52	627,511.12	41,373.42
	ii) Net non-performing customer assets	6,099.29	112,836.87	8,161.04	7,187.51	6,960.89	128,776.47	9,180.20
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	3.19%	..	4.82%	5.17% [2]	3.60%	..	4.96%
	iv) % of net non-performing customer assets to net customer assets	0.61%	..	0.99%	1.00% [2]	0.76%	..	1.14%
20.	Return on assets (annualized)	2.02%	..	1.67%	1.23%	1.84%	..	1.42%
21.	Net worth [3]	170,442.17	3,153,180.15	144,264.76	125,260.17	158,769.75	2,937,240.38	134,709.32
22.	Outstanding redeemable preference shares	..	..	..	..	..	..	..
23.	Capital redemption reserve	350.00	6,475.00	350.00	350.00	350.00	6,475.00	350.00
24.	Debt-equity ratio [4]	0.40	..	0.38	0.62	0.44	..	0.51
25.	Total debts to total assets [5]	8.73%	..	6.50%	11.73%	7.60%	..	7.45%

1.	At September 30, 2022, the percentage of gross non-performing advances (net of write-off) to gross advances was 3.26% (March 31, 2022: 3.76%, September 30, 2021: 5.12%, March 31, 2021: 5.33%, September 30, 2020: 5.63%) and net non-performing advances to net advances was 0.65% (March 31, 2022: 0.81%, September 30, 2021: 1.06%, March 31, 2021: 1.24%, September 30, 2020: 1.09%).

2.	Including borrower accounts overdue for more than 90 days at September 30, 2020 and not classified as NPA pursuant to the Supreme Court order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.36% and 1.12% respectively at September 30, 2020.

3.	Net worth is computed as per the Reserve Bank of India Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.

4.	Debt represents borrowings with residual maturity of more than one year.

5.	Total debt represents total borrowings of the Bank.

Consolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2020	March 31, 2022	March 31, 2022	March 31, 2021
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 48,710.23	JPY 901,139.26	Rs. 40,693.22	Rs. 36,821.12	Rs. 84,639.22	JPY 1,565,825.57	Rs. 75,669.29
b	Wholesale Banking	22,424.57	414,854.55	19,156.35	18,775.00	39,971.49	739,472.57	37,194.53
c	Treasury	38,380.32	710,035.92	32,787.00	35,112.67	67,321.09	1,245,440.17	66,481.09
d	Other Banking	1,811.60	33,514.60	1,361.76	1,610.71	2,778.41	51,400.59	3,180.06
e	General Insurance	..	..	..	6,190.87	..	..	12,964.83
f	Life Insurance	21,051.94	389,460.89	20,842.14	17,861.36	45,340.24	838,794.44	43,621.59
g	Others	4,500.68	83,262.58	4,369.02	4,009.62	8,733.25	161,565.13	7,827.03
	Total segment revenue	136,879.34	2,532,267.79	119,209.49	120,381.35	248,783.70	4,602,498.45	246,938.42
	Less: Inter segment revenue	52,482.79	970,931.62	44,373.03	43,175.88	91,247.38	1,688,076.53	85,746.23
	Income from operations	84,396.55	1,561,336.18	74,836.46	77,205.47	157,536.32	2,914,421.92	161,192.19
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	8,342.48	154,335.88	2,995.57	5,771.00	11,400.39	210,907.22	7,739.97
b	Wholesale Banking	7,405.50	137,001.75	3,784.83	1,699.59	9,052.93	167,479.21	5,819.95
c	Treasury	5,650.70	104,537.95	5,300.22	6,462.10	9,674.48	178,977.88	10,615.59
d	Other Banking	439.76	8,135.56	301.87	288.36	627.12	11,601.72	573.57
e	General Insurance	..	..	..	1,085.61	..	..	1,953.95
f	Life Insurance	355.17	6,570.65	258.84	641.06	790.56	14,625.36	1,081.18
g	Others	2,060.59	38,120.92	2,142.69	1,956.66	4,349.99	80,474.82	4,007.71
h	Unallocated expenses	(2,550.00)	(47,175.00)	1,050.00	(6,047.30)	25.00	462.50	(4,750.00)
	Total segment results	21,704.20	401,527.70	15,834.02	11,857.08	35,920.47	664,528.70	27,041.92
	Less: Inter segment adjustment	867.47	16,048.20	1,040.62	452.34	1,679.20	31,065.20	1,157.88
	Add: Share of profit in associates	517.78	9,578.93	382.68	55.27	754.43	13,956.96	144.29
	Profit before tax and minority interest	21,354.51	395,058.44	15,176.08	11,460.01	34,995.70	647,420.45	26,028.33
3.	Segment assets
a	Retail Banking	547,304.40	10,125,131.40	440,449.89	364,641.11	487,651.93	9,021,560.71	412,498.65

b	Wholesale Banking	391,612.01	7,244,822.19	334,763.84	294,183.17	379,091.80	7,013,198.30	325,937.50
c	Treasury	516,823.60	9,561,236.60	482,178.51	473,650.66	521,896.09	9,655,077.67	460,232.05
d	Other Banking	77,931.47	1,441,732.20	65,889.47	75,842.65	68,286.69	1,263,303.77	75,068.23
e	General Insurance	..	..	..	37,868.07	..	..	38,943.61
f	Life Insurance	247,827.69	4,584,812.27	241,441.14	184,161.41	244,006.42	4,514,118.77	216,918.91
g	Others	52,124.46	964,302.51	40,544.01	43,035.95	51,653.48	955,589.38	44,599.48
h	Unallocated	10,294.09	190,440.67	10,695.36	16,505.99	10,572.66	195,594.21	14,359.97
	Total	1,843,917.72	34,112,477.82	1,615,962.22	1,489,889.01	1,763,159.07	32,618,442.80	1,588,558.40
	Less: Inter segment adjustment	10,763.90	199,132.15	11,909.30	13,875.31	10,521.69	194,651.27	14,746.16
	Total segment assets	1,833,153.82	33,913,345.67	1,604,052.92	1,476,013.70	1,752,637.38	32,423,791.53	1,573,812.24
4.	Segment liabilities
a	Retail Banking	830,053.25	15,355,985.13	726,094.15	623,628.40	791,894.25	14,650,043.63	686,920.79
b	Wholesale Banking	321,677.03	5,951,025.06	293,984.46	242,783.86	321,390.70	5,945,727.95	282,163.92
c	Treasury	156,709.28	2,899,121.68	106,797.40	164,790.95	133,045.58	2,461,343.23	121,596.08
d	Other Banking	48,111.03	890,054.06	48,834.28	60,624.11	49,428.36	914,424.66	56,774.88
e	General Insurance	..	..	..	31,175.63	..	..	31,143.21
f	Life Insurance	238,362.01	4,409,697.19	232,835.33	176,102.67	234,991.26	4,347,338.31	207,915.76
g	Others	43,866.06	811,522.11	33,601.16	37,200.09	44,120.97	816,237.95	38,195.80
h	Unallocated	10,000.00	185,000.00	5,210.46	7,557.80	6,235.46	115,356.01	6,260.46
	Total	1,648,778.66	30,502,405.21	1,447,357.24	1,343,863.51	1,581,106.58	29,250,471.73	1,430,970.90
	Less: Inter segment adjustment	10,763.90	199,132.15	11,909.30	13,875.31	10,521.69	194,651.27	14,746.16
	Total segment liabilities	1,638,014.76	30,303,273.06	1,435,447.94	1,329,988.20	1,570,584.89	29,055,820.47	1,416,224.74
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(282,748.85)	(5,230,853.73)	(285,644.25)	(258,987.29)	(304,242.32)	(5,628,482.92)	(274,422.14)
b	Wholesale Banking	69,934.98	1,293,797.13	40,779.38	51,399.31	57,701.10	1,067,470.35	43,773.58
c	Treasury	360,114.32	6,662,114.92	375,381.11	308,859.71	388,850.51	7,193,734.44	338,635.97
d	Other Banking	29,820.44	551,678.14	17,055.19	15,218.54	18,858.33	348,879.11	18,293.35
e	General Insurance	..	..	..	6,692.44	..	..	7,800.40
f	Life Insurance	9,465.68	175,115.08	8,605.81	8,058.74	9,015.16	166,780.46	9,003.15
g	Others	8,258.40	152,780.40	6,942.84	5,835.86	7,532.51	139,351.44	6,403.68
h	Unallocated	294.09	5,440.67	5,484.90	8,948.19	4,337.20	80,238.20	8,099.51
	Total capital employed	Rs. 195,139.06	JPY 3,610,072.61	Rs. 168,604.98	Rs. 146,025.50	Rs. 182,052.49	JPY 3,367,971.07	Rs. 157,587.50

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India guidelines on 'Segmental Reporting' and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs. The Reserve Bank of India through its circular dated April 7, 2022 on establishment of Digital Banking Units, has prescribed reporting of Digital Banking segment as a sub-segment of Retail Banking segment. At September 30, 2022, the Digital Banking Units of the Bank were yet to commence operations and considering the discussions of the Digital Banking Unit Working Group formed by Indian Banks' Association (with representation of banks and the Reserve Bank of India), reporting of Digital Banking segment will be implemented by the Bank based on the decision of the Digital Banking Unit Working Group.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

9.	'General Insurance' represents ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank's share in the net profit of ICICI Lombard General Insurance Company Limited is included in "share of profit in associates".

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 22, 2022. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for the six months ended September 30, 2022.

2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard 25 on 'Interim Financial Reporting' as prescribed under the Companies Act 2013.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per the Reserve Bank of India circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2022 are given below:

Rs. in crore

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2022 (A)	Of (A), aggregate debt that slipped into NPA during the six months ended September 30, 2022 [1]	Of (A) amount written off during the six months ended September 30, 2022	Of (A) amount paid by the borrowers during the six months ended September 30, 2022[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2022
Personal Loans[3]	3,115.48	356.90	26.04	316.36	2,442.22
Corporate persons	1,703.70	..	..	(46.25)	1,749.95
Of which, MSMEs	..	..	..	..	..
Others	767.73	74.77	4.14	81.66	611.30
Total	5,586.91	431.67	30.18	351.77	4,803.47

1. Includes cases which have been written off during the period.

2. Net of increase in exposure during the period.

3. Includes various categories of retail loans.

4.	During the three months ended September 30, 2022, the Bank has made an additional contingency provision of Rs. 1,500.00 crore (the six months ended September 30, 2022: Rs. 2,550.00 crore) on a prudent basis. Accordingly, the Bank holds contingency provision of Rs. 10,000.00 crore at September 30, 2022.

5.	During the three months ended September 30, 2022, the Bank has allotted 11,521,851 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

6.	In accordance with the Reserve Bank of India’s guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the Reserve Bank of India Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), Chartered Accountants.

9.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

4.	State of Employees

At September 30, 2022, we had 110,012 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on our unaudited standalone financial results for the six months ended September 30, 2022.

Profit after tax increased from Rs. 101.27 billion in the six months ended September 30, 2021 to Rs. 144.63 billion in the six months ended September 30, 2022 primarily due to an increase in net interest income, an increase in fee income and a decrease in provisions and contingencies, offset, in part, by an increase in operating expenditure.

Net interest income increased by 23.7% from Rs. 226.26 billion in the six months ended September 30, 2021 to Rs. 279.97 billion in the six months ended September 30, 2022 due to an increase in net interest margin by 22 basis points to 4.16% and an increase of 17.2% in the average volume of interest-earning assets.

Fee income increased by 24.1% from Rs. 70.30 billion in the six months ended September 30, 2021 to Rs. 87.23 billion in the six months ended September 30, 2022 primarily due to an increase in transaction banking fees, lending linked fees and income from foreign exchange and derivatives products.

Non-interest expense increased by 24.7% from Rs. 126.09 billion in the six months ended September 30, 2021 to Rs. 157.27 billion in the six months ended September 30, 2022 primarily due to an increase in employee expenses, technology related expenses, advertisement and sales promotion expenses and direct marketing agency expenses.

Income from treasury-related activities decreased from a gain of Rs. 6.86 billion in the six months ended September 30, 2021 to a loss of Rs. 0.49 billion in the six months ended September 30, 2022 primarily due to a loss on government securities and other fixed income positions driven by unfavorable market conditions.

Provisions and contingencies (excluding provisions for tax) decreased by 49.9% from Rs. 55.65 billion in the six months ended September 30, 2021 to Rs. 27.88 billion in the six months ended September 30, 2022. The provision coverage ratio was 80.6% at September 30, 2022 as compared to 80.1% at September 30, 2021.

The income tax expense increased from Rs. 31.17 billion in the six months ended September 30, 2021 to Rs. 47.38 billion in the six months ended September 30, 2022 primarily due to an increase in profit before taxes. The effective tax rate increased from 23.5% in the six months ended September 30, 2021 to 24.7% in the six months ended September 30, 2022.

Total assets increased by 16.7% from Rs. 12,760.02 billion at September 30, 2021 to Rs. 14,886.74 billion at September 30, 2022. Total advances increased by 22.7% from Rs. 7,649.37 billion at September 30, 2021 to Rs. 9,385.63 billion at September 30, 2022. Domestic advances increased by 24.0% from Rs. 7,262.36 billion at September 30, 2021 to Rs. 9,005.72 billion at September 30, 2022. Total deposits increased by 11.5% from Rs. 9,774.49 billion at September 30, 2021 to Rs. 10,900.08 billion at September 30, 2022. Term deposits increased by 10.5% from Rs. 5,267.45 billion at September 30, 2021 to Rs. 5,821.68 billion at September 30, 2022. Savings account deposits increased by 13.8% from Rs. 3,185.57 billion at September 30, 2021 to Rs. 3,624.84 billion at September 30, 2022. Current account deposits increased by 10.0% from Rs. 1,321.47 billion at September 30, 2021 to Rs. 1,453.56 billion at September 30, 2022. Average current and savings account deposits increased by 17.9% from Rs. 3,977.24 billion at September 30, 2021 to Rs. 4,690.72 billion at September 30, 2022. The current and savings account ratio (current and savings account deposits to total deposits) increased from 46.1% at September 30, 2021 to 46.6% at September 30, 2022.

At September 30, 2022, we had 5,614 branches and extension counters, 13,254 ATMs and 3,240 cash recycler machines, as compared to 5,277 branches and extension counters, 14,045 ATMs and 2,805 cash recycler machines at September 30, 2021.

In accordance with Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 16.93% at September 30, 2022, with Tier-1 capital adequacy ratio of 16.17% (excluding retained earnings for the six months ended September 30, 2022) and Common Equity Tier-1 capital adequacy ratio of 15.61% (excluding retained earnings for the six months ended September 30, 2022) as compared to 19.16% at March 31, 2022, with Tier-1 capital adequacy ratio of 18.35% and Common Equity Tier-1 capital adequacy ratio of 17.60%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2021	2022	2022	2022/2021 % change
	(in million, except percentages)
Interest income	Rs. 416,170.5	Rs. 497,045.8	JPY 919,534.7	19.4%
Interest expense	(189,915.5)	(217,077.5)	(401,593.4)	14.3
Net interest income(1)	Rs. 226,255.0	Rs. 279,968.3	JPY 517,941.4	23.7%

_______________

(1)	Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 23.7% from Rs. 226.26 billion in the six months ended September 30, 2021 to Rs. 279.97 billion in the six months ended September 30, 2022 primarily due to an increase in net interest margin by 22 basis points and an increase of 17.2% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 22 basis points from 3.94% in the six months ended September 30, 2021 to 4.16% in the six months ended September 30, 2022. The yield on average interest-earning assets increased by 14 basis points from 7.25% in the six months ended September 30, 2021 to 7.39% in the six months ended September 30, 2022. The cost of funds decreased by 3 basis points from 3.76% in the six months ended September 30, 2021 to 3.73% in the six months ended September 30, 2022. The interest spread increased by 17 basis points from 3.49% in the six months ended September 30, 2021 to 3.66% in the six months ended September 30, 2022.

The net interest margin of domestic operations increased by 26 basis points from 4.04% in the six months ended September 30, 2021 to 4.30% in the six months ended September 30, 2022 primarily due to an increase in yield on interest-earning assets and a decrease in cost of funds. The yield on domestic interest-earning assets increased by 18 basis points from 7.38% in the six months ended September 30, 2021 to 7.56% in the six months ended September 30, 2022 primarily due to an increase in the proportion of average advances and an increase in yield on average investments. The cost of domestic funds decreased by 5 basis points from 3.83% in the six months ended September 30, 2021 to 3.78% in the six months ended September 30, 2022 primarily due to a decrease in cost of deposits, offset, in part, by an increase in cost of borrowings.

The net interest margin of overseas branches increased by 16 basis points from 0.26% in the six months ended September 30, 2021 to 0.42% in the six months ended September 30, 2022.

The yield on average interest-earning assets increased by 14 basis points from 7.25% in the six months ended September 30, 2021 to 7.39% in the six months ended September 30, 2022 primarily due to the following factors:

•	The yield on average interest-earning assets increased mainly due to an increase in the proportion of advances and a decrease in the proportion of lower yielding other interest-earning assets.

•	The Bank saw reduction in yields on domestic advances from the beginning of fiscal year 2022 till June 30, 2022 primarily due to significant monetary easing by Reserve Bank of India post Covid-19. From May 2022 onwards, the decision of Reserve Bank of India to withdraw the liquidity by raising the interest rates resulted in an increase in lending rates. The impact of increase in repurchase rates from May 2022 started reflecting in the increase in overall yield through repricing of repurchase and treasury bills linked portfolio during the three months ended September 30, 2022. The full impact of increase in repurchase rates till date will be reflected in the yields on advances from the second half of the fiscal year ending March 31, 2023 onwards. Accordingly, while the yield on domestic average advances increased from 8.61% in the three months ended June 30, 2021 (8.45% in the three months ended June 30, 2022) to 8.89% in the three months ended September 30, 2022, the yield on domestic advances remained at similar level at 8.68% both in the six months ended September 30, 2021 and September 30, 2022.

The yield on overseas advances increased by 104 basis points from 1.58% in the six months ended September 30, 2021 to 2.62% in the six months ended September 30, 2022 primarily due to repricing of floating rate/maturing advances due to ongoing hike in interest rates by the United States Federal Reserve.

The overall yield on average advances increased by 8 basis points from 8.30% in the six months ended September 30, 2021 to 8.38% in the six months ended September 30, 2022 primarily due to an increase in proportion on domestic advances.

•	The yield on average interest-earning investments increased by 24 basis points from 5.99% in the six months ended September 30, 2021 to 6.23% in the six months ended September 30, 2022.

The yield on investment in Indian government securities increased by 7 basis points from 6.25% in the six months ended September 30, 2021 to 6.32% in the six months ended September 30, 2022 primarily due to reset of floating rate bonds at higher rates pursuant to a significant increase in treasury bill rates and new investment in government securities at higher market yields. The yield on investment in non-government securities increased by 77 basis points from 4.80% in the six months ended September 30, 2021 to 5.57% in the six months ended September 30, 2022 due to an increase in proportion on bonds and debentures and an increase in yield on foreign government securities, offset, in part, by decrease in yield on pass through certificates.

•	The yield on other interest-earning assets decreased by 50 basis points from 4.06% in the six months ended September 30, 2021 to 3.56% in the six months ended September 30, 2022. The decrease was primarily due to a decrease in income on funding swaps, an increase in average balance with Reserve Bank of India which does not earn any interest and a decrease in yield on Rural Infrastructure and Development Fund and related deposits. The decrease was, offset, in part, by an increase in yield on call money lent and an increase in yield on balance with other banks.

•	Interest on income tax refund increased from Rs. 0.44 billion in the six months ended September 30, 2021 to Rs. 1.07 billion in the six months ended September 30, 2022. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 3 basis points from 3.76% in the six months ended September 30, 2021 to 3.73% in the six months ended September 30, 2022 primarily due to the following factors:

•	The cost of average deposits decreased by 8 basis points from 3.59% in the six months ended September 30, 2021 to 3.51% in the six months ended September 30, 2022 primarily due to a decrease in cost of domestic term deposits and an increase in the proportion of average current account and savings account deposits in total deposits.

The Bank saw reduction in cost of domestic term deposits from the beginning of fiscal year 2022 till June 30, 2022 primarily due to significant systemic liquidity and monetary easing by Reserve Bank of India post Covid-19 till May 2022. While the cost of domestic term deposits continued to decline to 4.48% in the three months ended June 30, 2022 (4.75% in the three months ended June 30, 2021), it increased marginally during the three months ended September 30, 2022 to 4.59%. Accordingly, the cost of domestic term deposits decreased by 10 basis points from 4.64% in the six months ended September 30, 2021 to 4.54% in the six months ended September 30, 2022. The impact of rising interest rates from the beginning of fiscal year 2023 is expected to be reflected in the cost of domestic term deposits from the second half of the fiscal year ending March 31, 2023 onwards.

The cost of savings account deposits increased by 3 basis points from 3.13% in the six months ended September 30, 2021 to 3.16% in the six months ended September 30, 2022.

The average current account and savings account deposits as a percentage of total deposits increased from 43.9% in the six months ended September 30, 2021 to 45.4% in the six months ended September 30, 2022.

•	The cost of borrowings increased by 14 basis points from 5.36% in the six months ended September 30, 2021 to 5.50% in the six months ended September 30, 2022 primarily due to an increase in cost of call money borrowings and an increase in cost of refinance borrowings, offset, in part, by a decrease in cost of bond borrowings.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and the economic and geopolitical factors.

Interest rates on approximately 49% of ICICI Bank’s domestic loans are linked to external market benchmarks. Differential movement in the external benchmark rates vis-a-vis our cost of funds may impact our interest earned, yield on advances, interest expended, net interest income and net interest margin.

Interest-Earning Assets

Average interest-earning assets increased by 17.2% from Rs. 11,444.59 billion in the six months ended September 30, 2021 to Rs. 13,407.92 billion in the six months ended September 30, 2022 primarily due to an increase in average interest-earning advances by Rs. 1,554.19 billion and average investments by Rs. 397.59 billion.

Average advances increased by 21.1% from Rs. 7,382.68 billion in the six months ended September 30, 2021 to Rs. 8,936.87 billion in the six months ended September 30, 2022 due to an increase of 21.7% in average domestic advances and an increase of 10.3% in average overseas advances.

Average interest-earning investments increased by 14.7% from Rs. 2,708.98 billion in the six months ended September 30, 2021 to Rs. 3,106.57 billion in the six months ended September 30, 2022. Average interest-earning investments in Indian government securities increased by 22.9% from Rs. 2,233.47 billion in the six months ended September 30, 2021 to Rs. 2,743.87 billion in the six months ended September 30, 2022. Average interest-earning non-government securities decreased from Rs. 475.51 billion in the six months ended September 30, 2021 to Rs. 362.70 billion in the six months ended September 30, 2022.

Average other interest-earning assets increased by 0.9% from Rs. 1,352.93 billion in the six months ended September 30, 2021 to Rs. 1,364.48 billion in the six months ended September 30, 2022, primarily due to an increase in balance with Reserve Bank of India, offset, in part, by a decrease in call and term money lent and a decrease in balance with Rural Infrastructure and Development Fund and related deposits.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 15.5% from Rs. 10,062.41 billion in the six months ended September 30, 2021 to Rs. 11,617.71 billion in the six months ended September 30, 2022 due to an increase in average deposits by Rs. 1,275.84 billion and increase in average borrowings by Rs. 279.46 billion.

Average deposits increased by 14.1% from Rs. 9,056.09 billion in the six months ended September 30, 2021 to Rs. 10,331.94 billion in the six months ended September 30, 2022 due to an increase in average current account and savings account deposits by Rs. 713.48 billion and average term deposits by Rs. 562.36 billion.

Average borrowings increased by 27.8% from Rs. 1,006.32 billion in the six months ended September 30, 2021 to Rs. 1,285.78 billion in the six months ended September 30, 2022 primarily due to an increase in bond borrowings and an increase in call and term money borrowing.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
				2022/2021
Particulars	2021	2022	2022	% change
	(in million, except percentages)
Fee income(1)	Rs. 70,305.4	Rs. 87,233.3	JPY 161,381.6	24.1%
Income from treasury-related activities(2)	6,869.6	(483.5)	(894.5)	—
Dividend from subsidiaries/associates/joint ventures	9,928.3	9,949.7	18,406.9	0.2
Other income (including lease income)	829.3	501.3	927.4	(39.8)
Total non-interest income	Rs. 87,932.6	Rs. 97,200.8	JPY 179,821.5	10.5%

____________

(1)	Includes merchant foreign exchange income, margin on customer derivative transactions, income on sale of priority sector lending certificate and income from bullion business.

(2)	Includes profit/loss on sale and revaluation of investments.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries/associates/joint ventures and other income (including lease income). The non-interest income increased by 10.5% from Rs. 87.93 billion in the six months ended September 30, 2021 to Rs. 97.20 billion in the six months ended September 30, 2022 primarily due to an increase in fee income, offset, in part, by a decrease in income from treasury related activities.

Fee Income

Fee income primarily includes fees from the retail products such as loan processing fees, fees from credit cards business, account service charges and third party referral fees and fees from the corporate sector such as loan processing fees and transaction banking fees. The income increased by 24.1% from Rs. 70.30 billion in the six months ended September 30, 2021 to Rs. 87.23 billion in the six months ended September 30, 2022 primarily due to an increase in transaction banking fees, lending linked fees and income from foreign exchange and derivatives products.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and changes in unrealized profit/(loss) on account of the revaluation of investments in the fixed income, equity and preference portfolio and units of venture funds and security receipts issued by asset reconstruction companies.

Income from treasury-related activities decreased from a gain of Rs. 6.86 billion in the six months ended September 30, 2021 to a loss of Rs. 0.49 billion in the six months ended September 30, 2022 primarily due to a loss on government securities and other fixed income positions driven by unfavorable market conditions.

Dividend from subsidiaries/associates/joint ventures

Dividend from subsidiaries/associates/joint ventures increased from Rs. 9.93 billion in the six months ended September 30, 2021 to Rs. 9.95 billion in the six months ended September 30, 2022.

The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/associates/joint ventures:

	Six months ended September 30,
Particulars	2021	2022	2022
	(in million)
ICICI Securities Limited	Rs. 3,262.3	Rs. 3,081.1	JPY 5,700.0
ICICI Prudential Asset Management Company Limited	3,042.9	2,853.8	5,279.5
ICICI Securities Primary Dealership Limited	1,203.8	1,360.2	2,516.4
ICICI Lombard General Insurance Company Limited	943.4	1,179.2	2,181.5
ICICI Bank UK PLC	-	796.8	1,474.1
ICICI Prudential Life Insurance Company Limited	1,475.2	405.7	750.6
ICICI Home Finance Company Limited	-	164.8	304.9
India Infradebt Limited	-	106.5	197.0
ICICI Prudential Trust Limited	0.7	1.5	2.8
Total dividend	Rs. 9,928.3	Rs. 9,949.6	JPY 18,406.8

Other Income

Other income decreased by 39.8% from Rs. 0.83 billion in the six months ended September 30, 2021 to Rs. 0.50 billion in the six months ended September 30, 2022.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2021	2022	2022	2022/2021 % change
	(in millions, except percentages)
Employee expenses	Rs. 47,589.8	Rs. 57,377.4	JPY 106,148.2	20.6%
Depreciation on assets (including leased assets)	5,680.2	6,438.4	11,911.0	13.3
Other administrative expenses	72,824.2	93,461.1	172,903.0	28.3
Total non-interest expenses	Rs. 126,094.2	Rs. 157,276.9	JPY 290,962.3	24.7%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 24.7% from Rs. 126.09 billion in the six months ended September 30, 2021 to Rs. 157.27 billion in the six months ended September 30, 2022.

Employee Expenses

Employee expenses increased by 20.6% from Rs. 47.59 billion in the six months ended September 30, 2021 to Rs. 57.38 billion in the six months ended September 30, 2022 primarily due to an increase in payroll cost, provision for performance bonus and performance-linked retention pay and fair value accounting of employee stock options as per circular issued by Reserve Bank of India during the three months ended September 30, 2021, offset, in part, by decrease in provision requirement for retirement benefit obligations.

Depreciation

Depreciation on fixed assets increased by 13.3% from Rs. 5.68 billion in the six months ended September 30, 2021 to Rs. 6.44 billion in the six months ended September 30, 2022.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 28.3% from Rs. 72.82 billion in the six months ended September 30, 2021 to Rs. 93.46 billion in the six months ended September 30, 2022 primarily due to increase in technology related expenses, advertisement and sales promotion expenses and direct marketing agency expenses. The technology related expenses was 8.9% of the total non-interest expenses in the six months ended September 30, 2022.

The number of branches increased from 5,277 at September 30, 2021 to 5,614 at September 30, 2022 (at March 31, 2022: 5,418).

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2021	2022	2022	2022/2021 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. (1,544.3)	Rs. 9,748.6	JPY 18,034.9	—
Provision for non-performing and other assets(1)	52,383.1	(5,302.1)	(9,808.9)	—
Provision for standard assets	816.1	4,117.3	7,617.0	—
Others(2)	3,996.8	19,319.6	35,741.3	—
Total provisions and contingencies	Rs. 55,651.7	Rs. 27,883.4	JPY 51,584.3	(49.9)%

__________

(1) Includes restructuring related provision.

(2) Includes contingency provision amounting to Rs. 25.50 billion during the six months ended September 30, 2022 (During the six months ended September 30, 2021: write-back of Rs. 10.50 billion).

Provisions and contingencies (excluding provisions for tax) decreased from Rs. 55.65 billion in the six months ended September 30, 2021 to Rs. 27.88 billion in the six months ended September 30, 2022.

Provision for advances decreased from a provision of Rs. 52.38 billion in six months ended September 30, 2021 to a write-back of provision amounting to Rs. 5.30 billion in six months ended September 30, 2022. In the six months ended September 30, 2021, the provision for non-performing and other assets was higher primarily due to higher additions to non-performing assets and restructuring of loans under Resolution Framework of Reserve Bank of India, reflecting Covid-19 related stress due to second wave and change in provisioning policy on non-performing advances. In the six months ended September 30, 2022, there were lower additions to non-performing loans, higher upgrades and recoveries.

During the six months ended September 30, 2022, there was a provision for investments of Rs. 9.75 billion as compared to a write-back of Rs. 1.54 billion in the six months ended September 30, 2021.

Provision for standard assets increased from Rs. 0.82 billion in the six months ended September 30, 2021 to Rs. 4.12 billion in the six months ended September 30, 2022. The cumulative general provision (excluding Covid-19 related provision) held at September 30, 2022 was Rs. 45.32 billion (September 30, 2021: Rs. 37.20 billion).

Other provisions and contingencies increased from Rs. 4.01 billion in the six months ended September 30, 2021 to Rs. 19.32 billion in the six months ended September 30, 2022. The Bank made an additional contingency provision of Rs. 25.50 billion (During the six months ended September 30, 2021: write-back of Rs. 10.50 billion) on a prudent basis during the six months ended September 30, 2022. Accordingly, the Bank held contingency provision of Rs. 100.00 billion at September 30, 2022.

Restructured Loans and Non-performing Loans

We classify our loans as performing and non-performing in accordance with Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, a loan is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, a loan is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, if the account remains overdue for more than 90 days. Reserve Bank of India guidelines also require a loan to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

In accordance with Reserve Bank of India circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of loans classification. The moratorium granted to the borrowers is not accounted as restructuring of loan.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India has separate guidelines for restructured loans. As per these guidelines, loans restructured are classified as non-performing loans. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in loans classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The moratorium granted on repayment of principal/interest to the borrowers in terms of measures taken by the Reserve Bank of India post outbreak of Covid-19 pandemic is not accounted as restructuring of loan. The Reserve Bank of India has issued guidelines for restructuring of loans to micro and small enterprises borrowers while continuing loans classification as standard, subject to specified conditions. Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020 and May 5, 2021, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing loans.

	At
	September 30, 2021	March 31, 2022	September 30, 2022	September 30, 2022	2022/2021 % change
	(in millions, except percentages)
Gross non-performing loans	Rs. 408,308.6	Rs. 332,949.2	Rs. 314,214.2	JPY 581,296.3	(23.04)%
Provisions for non-performing loans	(327,026.3)	(263,638.8)	(253,266.2)	(468,542.5)	(22.55)
Net non-performing loans	Rs. 81,282.3	Rs. 69,310.4	Rs. 60,948.0	JPY 112,753.8	(25.02)%
Gross customer loans	7,978,662.8	8,856,763.4	9,641,438.5	17,836,661.2	20.84
Net customer loans	7,649,374.3	8,590,204.4	9,385,627.8	17,363,411.4	22.70
Gross non-performing loans as a percentage of gross customer loans	5.12%	3.76%	3.26%
Net non-performing loans as a percentage of net customer loans	1.06%	0.81%	0.65%

(1) Prior period figures have been re-grouped/re-arranged where necessary.

Gross additions to non-performing loans decreased from Rs. 124.75 billion in the six months ended September 30, 2021 to Rs. 97.59 billion in the six months ended September 30, 2022. The recoveries/upgrades from non-performing loans increased from Rs. 90.61 billion in the six months ended September 30, 2021 to Rs. 94.65 billion in the six months ended September 30, 2022. Gross non-performing loans amounting to Rs. 21.68 billion were written-off in the six months ended September 30, 2022. Gross non-performing loans decreased from Rs. 408.31 billion at September 30, 2021 to Rs. 314.21 billion at September 30, 2022 (at March 31, 2022: Rs. 332.95 billion). Net non-performing loans decreased from Rs. 81.28 billion at September 30, 2021 to Rs. 60.95 billion at September 30, 2022 (at March 31, 2022: Rs. 69.31 billion). The ratio of net non-performing loans to net customer loans decreased from 1.06% at September 30, 2021 to 0.65% at September 30, 2022 (at March 31, 2022: 0.81%).

Gross non-performing loans in the retail portfolio were 1.88% of gross retail loans at September 30, 2022 compared to 3.26% at September 30, 2021 and net non-performing loans in the retail portfolio were 0.74% of net retail loans at September 30, 2022 compared to 1.15% at September 30, 2021.

The non-fund based outstanding to borrowers classified as non-performing loans were Rs. 35.16 billion at September 30, 2022 as compared to Rs. 37.14 billion at September 30, 2021.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 96.84 billion at September 30, 2021 to Rs. 67.13 billion at September 30, 2022. The net outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 94.58 billion at September 30, 2021 to Rs. 64.60 billion at September 30, 2022. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 5.67 billion at September 30, 2022.

The provision coverage ratio increased from 80.1% at September 30, 2021 to 80.6% at September 30, 2022.

In addition to the above, at September 30, 2022, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio (excluding banks, investments and fund and non-fund based outstanding to non-performing loans) rated BB and below were Rs. 76.38 billion.

Tax Expense

Income tax expense increased from Rs. 31.17 billion in the six months ended September 30, 2021 to Rs. 47.38 billion in the six months ended September 30, 2022 primarily due to an increase in profit before taxes. The effective tax rate increased from 23.5% in the six months ended September 30, 2021 to 24.7% in the six months ended September 30, 2022 primarily due to change in composition of income.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2021	March 31, 2022	September 30, 2022	September 30, 2022	2022/2021 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 1,500,438.4	Rs. 1,678,223.6	Rs. 1,249,129.2	JPY 2,310,889.0	(16.7)%
Investments(1)	2,852,200.4	3,102,410.0	3,330,308.2	6,161,070.2	16.8
Advances	7,649,374.3	8,590,204.4	9,385,627.8	17,363,411.4	22.7
Fixed assets (including leased assets)	91,532.3	93,738.2	95,096.7	175,928.9	3.9
Other assets(2)	666,477.6	648,401.2	826,580.5	1,529,173.9	24.0
Total assets	Rs. 12,760,023.0	Rs. 14,112,977.4	Rs. 14,886,742.4	JPY 27,540,473.4	16.7%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 18.00% (at September 30, 2022), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per Reserve Bank of India guidelines.

Total assets of the Bank increased by 16.7% from Rs. 12,760.02 billion at September 30, 2021 to Rs. 14,886.74 billion at September 30, 2022, primarily due to a 22.7% increase in advances and 16.8% increase in investments, offset, in part, by 16.7% decrease in cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased by 16.7% from Rs. 1,500.44 billion at September 30, 2021 to Rs. 1,249.13 billion at September 30, 2022, primarily due to a decrease in short term placement (liquidity adjustment facility) with Reserve Bank of India by Rs. 621.73 billion, offset, in part, by an increase in balance with Reserve Bank of India by Rs. 200.55 billion and with United States Federal Reserve by Rs. 152.92 billion.

Investments

Total investments increased by 16.8% from Rs. 2,852.20 billion at September 30, 2021 to Rs. 3,330.31 billion at September 30, 2022. Investments in Indian government securities increased from Rs. 2,273.81 billion at September 30, 2021 to Rs. 2,871.75 billion at September 30, 2022. Other investments decreased by 20.7% from Rs. 578.39 billion at September 30, 2021 to Rs. 458.56 billion at September 30, 2022 primarily due to a decrease in foreign government securities by Rs. 68.03 billion and bonds and debentures by Rs. 39.20 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2022 was Rs. 4.29 billion as compared to Rs. 16.21 billion at September 30, 2021.

Advances

Net advances increased by 22.7% from Rs. 7,649.37 billion at September 30, 2021 to Rs. 9,385.63 billion at September 30, 2022.

Domestic advances increased by 24.0% from Rs. 7,262.36 billion at September 30, 2021 to Rs. 9,005.72 billion at September 30, 2022 primarily due to an increase in retail advances. Net retail advances increased by 24.6% from Rs. 4,065.08 billion at September 30, 2021 to Rs. 5,065.16 billion at September 30, 2022.

Net advances of overseas branches decreased by 1.8% from Rs. 387.01 billion at September 30, 2021 to Rs. 379.91 billion at September 30, 2022.

Fixed and other assets

Fixed assets (net block) increased by 3.9% from Rs. 91.53 billion at September 30, 2021 to Rs. 95.09 billion at September 30, 2022.

Other assets increased by 24.0% from Rs. 666.48 billion at September 30, 2021 to Rs. 826.58 billion at September 30, 2022 primarily due to an increase in marked-to-market on foreign exchange and derivative transactions and interest accrued on loans and investments, offset, in part, by a decrease in Rural Infrastructure and Development Fund and other related deposits.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2021	March 31, 2022	September 30, 2022	September 30, 2022	2022/2021 % change
	(in million, except percentages)
Deposits	Rs. 9,774,485.9	Rs. 10,645,716.1	Rs. 10,900,079.6	JPY 20,165,147.3	11.5%
Borrowings(1)	829,885.3	1,072,313.6	1,299,339.1	2,403,777.3	56.6
Other liabilities	587,809.4	689,828.0	862,254.6	1,595,171.0	46.7
Total liabilities	11,192,180.6	12,407,857.7	13,061,673.3	24,164,095.6	16.7
Equity share capital	13,870.9	13,899.7	13,937.9	25,785.1	0.5
Reserves and surplus	1,553,971.5	1,691,220.0	1,811,131.2	3,350,592.7	16.5
Total liabilities (including capital and reserves)	Rs. 12,760,023.0	Rs. 14,112,977.4	Rs. 14,886,742.4	JPY 27,540,473.4	16.7%

_________

(1)	Includes borrowings in the nature of capital instruments.

Total liabilities (including capital and reserves) increased by 16.7% from Rs. 12,760.02 billion at September 30, 2021 to Rs. 14,886.74 billion at September 30, 2022 primarily due to 11.5% increase in deposits, 16.4% increase in net worth and 56.6% increase in borrowings.

Deposits

Deposits increased by 11.5% from Rs. 9,774.49 billion at September 30, 2021 to Rs. 10,900.08 billion at September 30, 2022.

Term deposits increased by 10.5% from Rs. 5,267.45 billion at September 30, 2021 to Rs. 5,821.68 billion at September 30, 2022. Savings account deposits increased by 13.8% from Rs. 3,185.57 billion at September 30, 2021 to Rs. 3,624.84 billion at September 30, 2022 and current account deposits increased by 10.0% from Rs. 1,321.47 billion at September 30, 2021 to Rs. 1,453.56 billion at September 30, 2022. The current and savings account deposits increased by 12.7% from Rs. 4,507.04 billion at September 30, 2021 to Rs. 5,078.40 billion at September 30, 2022. Current and saving accounts ratio was 46.6% at September 30, 2022 compared to 46.1% at September 30, 2021.

Average savings account deposits increased by 17.5% from Rs. 2,894.18 billion at September 30, 2021 to Rs. 3,400.52 billion at September 30, 2022 and average current account deposits increased by 19.1% from Rs. 1,083.06 billion at September 30, 2021 to Rs. 1,290.19 billion at September 30, 2022. Average current and savings account deposits increased by 17.9% from Rs. 3,977.24 billion at September 30, 2021 to Rs. 4,690.72 billion at September 30, 2022.

Deposits of overseas branches increased by 7.1% from Rs. 83.52 billion at September 30, 2021 to Rs. 89.49 billion at September 30, 2022.

Total deposits at September 30, 2022 formed 89.3% of the funding (i.e., deposits and borrowings) as compared to 92.2% at September 30, 2021.

Borrowings

Borrowings increased by 56.6% from Rs. 829.89 billion at September 30, 2021 to Rs. 1,299.34 billion at September 30, 2022 primarily due to an increase in foreign currency term money borrowings, bond borrowings and repurchase borrowings, offset, in part, by a decrease in subordinated bonds.

Other liabilities

Other liabilities increased by 46.7% from Rs. 587.81 billion at September 30, 2021 to Rs. 862.25 billion at September 30, 2022 primarily due to an increase in marked-to-market on foreign exchange and derivative transactions and contingency provision made on prudent basis.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,567.84 billion at September 30, 2021 to Rs. 1,825.07 billion at September 30, 2022 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 25.6% from Rs. 1,678.22 billion at March 31, 2022 to Rs. 1,249.13 billion at September 30, 2022 due to net cash outflow from operating activities and investing activities, offset, in part, by net cash inflow from financing activities. Cash and cash equivalents increased by 12.7% from Rs. 1,331.28 billion at March 31, 2021 to Rs. 1,500.44 billion at September 30, 2021 due to net cash inflow from operating activities, offset, in part, by net cash outflow from investing activities and financing activities.

During the six months ended September 30, 2022, the net cash outflow from operating activities of Rs. 227.43 billion was on account of an increase in advances and other assets, offset, in part, by an increase in deposits and cash profits for the period. During the six months ended September 30, 2021, the net cash inflow from operating activities of Rs. 481.34 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances.

During the six months ended September 30, 2022, the net cash outflow from investing activities of Rs. 403.70 billion was primarily on account of purchase (net of sales) of held-to-maturity securities. During the six months ended September 30, 2021, the net cash outflow from investing activities of Rs. 215.30 billion was primarily on account of purchase (net of sales) of held-to-maturity securities.

During the six months ended September 30, 2022, the net cash inflow from financing activities was Rs. 199.86 billion primarily due to net proceeds of short-term borrowings and proceeds from long term borrowings, offset, in part, by repayment of long-term borrowings. During the six months ended September 30, 2021, the net cash outflow from financing activities was Rs. 96.49 billion primarily due to net repayment of long-term borrowings, offset, in part, by net proceeds from short-term borrowings.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

5.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 28, 2022 for fiscal 2022.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2022)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
12,500,000,000 equity shares of Rs. 2/- each	6,967,876,747 (1) shares	5,532,123,253 shares

___________

(1)	Excludes 266,089 shares forfeited.

(ii)	Issued Shares

(At September 30, 2022)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	6,967,876,747 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Total	-	6,967,876,747 (1) shares	-	-

__________

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2022)

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease) (1)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2022		6,948,771,375		13,897,542,750 (JPY 25,710,454,088)	-
During fiscal year 2023 (Up to September 30, 2022)	19,105,372	6,967,876,747	38,210,744 (JPY 70,689,876)	13,935,753,494 (JPY 25,781,143,964)	Allotment of 19,105,372 shares issued on exercise of options, under the Employee Stock Option Scheme 2000.

(1)       Excludes 266,089 forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At December 2, 2022)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	C/O ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	1,264.44	18.13%
Life Insurance Corporation of India	ICICI Bank LTD., SMS Dept. 1st Floor, Empire Complex 414, S. B. Marg, Lower Parel (W), Mumbai – 400013 LIC of India Investment, M And A Dept. Central Office, Yogakshema 6th Floor East Wing, Jeevan Bima Marg, Mumbai – 400021	440.27	6.31%
SBI Mutual Fund	HDFC Bank Limited, Empire Plaza Tower-1, 4th floor, Chandan Nagar, LBS Marg, Vikhroli (West), Mumbai – 400083 SBI SG Global Securities Services, P L Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz (W), Mumbai – 400054	391.03	5.61%
GIC Private Limited	Citibank N.A. Custody Services, FIFC - 9th Floor, G Block, Plot C-54 and C-55, BKC, Bandra (E), Mumbai – 400098	208.38	2.99%
ICICI Prudential Mutual Fund	Citibank N.A. Custody Services, FIFC - 9th Floor, G Block, Plot C-54 and C-55, BKC, Bandra (E), Mumbai – 400098 HDFC Bank Limited Custody Operations, 14th Floor, Empire Plaza T-1, LBS Marg, Chandan Nagar, Vikhroli (W) Mumbai – 400083	191.07	2.74%

HSBC Securities Services,

11th Floor, Bldg No.3, NESCO - IT Park, NESCO Complex, Goregaon (E), Mumbai – 400063

ICICI Prudential Mutual Fund,

Knowledge Park, Western Exp Highway, Goregoan (E) Mumbai – 400063

SBI SG Global Securities Services,

P L Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz (W), Mumbai – 400054

HDFC Mutual Fund	HDFC Bank Limited Custody Operations, 14th Floor, Empire Plaza T-1, LBS Marg, Chandan Nagar, Vikhroli (W) Mumbai – 400083 Citibank N.A. Custody Services, Plot C-54 and C-55, FIFC - 9th Floor, G Block, BKC, Bandra (E), Mumbai – 400098	156.47	2.24%
NPS Trust	Aditya Birla Sun life Pension Mgmt. Ltd. One Indiabulls Centre, Tower-1,16th Floor, Jupiter Mill Compound, 841 Elphinstone Mumbai – 400013 HDFC Pension Management Company Ltd. 14th Floor Lodha Excelus, NM Joshi Marg, Apollo Mills Compound, Mahalaxmi, Mumbai – 400011 ICICI Prudential Pension Funds Management Co. Ltd., ICICI Prulife tower,1089, Appasaheb Marath Marg Prabhadevi, Mumbai – 400025 Kotak Mahindra Pension Fund Limited,	130.21	1.87%

Kotak Infiniti, Bldg No. 21, Infinity park Off Western Express Highway, General Akvaidya Marg, Malad (E) Mumbai – 400097

LIC Pension Fund Limited,

B5, Floor-5, Industrial Assurance buliding, Veer Nariman Road, Nr EROS theatre, Churchgate, Mumbai – 400020

SBI Pension Funds Pvt Ltd.

32, 3rd Floor Maker Chamber III, Nariman Point Mumbai – 400021

UTI Retirement Solutions Limited,

01 Floor, Unit No 2, Block B, JVPD Scheme Gulmohar Cross Road No. 9, Andheri (W), Mumbai – 400049

UTI Mutual Fund	UTI AMC Pvt. Ltd., UTI Mutual Fund, UTI Asset Management Company Ltd., Department of Fund Accounts, UTI Tower, GN Block, BKC, Bandra (E), Mumbai – 400051	126.81	1.82%
Aditya Birla Sun Life Mutual Fund	Citibank N.A. Custody Services, Plot C-54 and C-55, FIFC - 9th Floor, G Block, BKC, Bandra (E), Mumbai – 400098	96.82	1.39%
Kotak Mutual Fund	C/O Kotak Mahindra Mutual Fund 6th Floor, Kotak Tower, Bld. No 21, Infinity Park, Off We Highway, Malad (E), Mumbai – 400098 Standard Chartered Bank Securities Services, 3rd Floor, 23-25 Mahatma Gandhi Road, Fort, Mumbai – 400001	96.02	1.38%
Europacific Growth Fund	J.P. Morgan Chase Bank, N.A. India Sub Custody, 6th Floor, Paradigm B Mindspace, Malad (W), Mumbai – 400064	93.37	1.34%
Dodge And Cox International Stock Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O. Box No. 1142, Fort, Mumbai – 400001	89.19	1.28%

Axis Mutual Fund	AXIS Asset Management Company Ltd. AXIS House 1st Floor, Wadia International Centre Pandurang Budhkar Marg, Worli, Mumbai – 400025 Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O. Box No. 1142, Fort, Mumbai – 400001	87.48	1.25%
Nippon India Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O. Box No. 1142, Fort, Mumbai – 400001 Nippon India Mutual Fund, Prabhat Colony, 7th, Off Vakola Fly-over, Santacruz (E) Mumbai – 400055	84.45	1.21%
SBI Life Insurance Company	Natraj, 6th Floor, CTS NO. 354 A, Andheri Kurla Road, Gundavali, Opp. W. E. Highway, Andheri (E), Mumbai – 400069	79.45	1.14%
Mirae Asset Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai – 400001 Mirae Asset-HO, Off CST Road, Klina, Santacruz (E), Mumbai – 400098	76.74	1.10%
Total	-	3,612.24	51.79%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 11, Number of female directors and executive officers: 2 (percentage of female directors and executive officers: 15%)

(At December 2, 2022)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 2, 2022
Non-executive Part-time Chairman	Mr. Girish Chandra Chaturvedi (69)	Mr. Girish Chandra Chaturvedi has masters degrees in physics and science (social policy in developing countries) from the University of Allahabad and the London School of Economics respectively. He joined the Indian Administrative Service in 1977, serving at various levels across a number of sectors, including banking, insurance, pension, health, family welfare and petroleum and natural gas. He also served as a government nominee director on the boards of several banks, insurance companies and financial institutions. He retired in 2013 as the secretary of the Ministry of Petroleum and Natural Gas. Currently, he is also the Chairman of the National Stock Exchange.	June 30, 2024(1)	Nil
Non-executive Director	Mr. Uday Chitale (73)	Mr. Uday Chitale is a chartered accountant with professional standing of over 45 years and was a senior partner of M. P. Chitale & Co, chartered accountants. He is also active in the field of arbitration and conciliation of commercial disputes. He has served on the boards of several companies and was a board member of the Bank from 1997-2005 as well. He served on the global board of directors and as Vice President-Asia Pacific of the worldwide association of accounting firms DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets promoted by Securities and Exchange Board of India.	October 19, 2024(7)	Nil
Non-executive Director	Ms. Neelam Dhawan (63)	Ms. Neelam Dhawan is an economics graduate from St Stephen’s College, Delhi University and has a masters in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across Hindustan Computers Limited, IBM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.	January 11, 2026(7)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 2, 2022
Non-executive Director	Mr. Subramanian Madhavan (66)	Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has around 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.	April 13, 2027	4,000
Non-executive Director	Mr. Hari L. Mundra (73)	Mr. Hari L. Mundra has a bachelor of arts degree and a post graduate degree in business management from the Indian Institute of Management, Ahmedabad. He began his career in 1971 in Hindustan Unilever Limited and was a member of its board as the Vice President and Executive Director in charge of exports at the time he left in 1995. He subsequently held leadership positions in major Indian industrial conglomerates, in areas including pharmaceuticals and healthcare, and petrochemicals. He has 50 years of industrial experience in India and Indonesia.	October 25, 2024	Nil
Non-executive Director	Mr. Radhakrishnan Nair (67)	Mr. Radhakrishnan Nair holds degrees in science, securities laws, management and law. He has around 40 years of experience in banking and regulation. He started his career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.	May 1, 2026(7)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 2, 2022
Non-executive Director	Mr. Balasubramanyam Sriram (64)	Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking and Finance and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelors and masters degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37 years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June-September 2018. He is a part time member of the Insolvency and Bankruptcy Board of India.	January 13, 2027	Nil
Non-executive Director	Ms. Vibha Paul Rishi (62)	Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University has a masters in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.	January 22, 2030(5)	330 (as second holder with Ms. Amrit Paul as 1st holder)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 2, 2022
Managing Director and CEO	Mr. Sandeep Bakhshi (62)	Mr. Sandeep Bakhshi is an engineer and has a management degree from Xavier School of Management in Jamshedpur. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited on October 15, 2018.	October 3, 2023(2)	255,000
Executive Director	Mr. Anup Bagchi (52)	Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in various areas including retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and was earlier responsible for banking for retail, rural, small and medium enterprise customers as well as corporate branding for the Bank. Currently, he is responsible for domestic and international wholesale banking, markets and proprietary trading and transaction banking businesses at the Bank.	January 31, 2025(3)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act (9)	Number of Shares at December 2, 2022
Executive Director	Mr. Sandeep Batra (56)	Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for technology, credit, corporate communications, data science and analytics, finance, operations and customer service, legal, human resources and secretarial functions and has administrative oversight over risk management, internal audit and compliance functions.	December 22, 2023(4)	148,000
Executive Director	Mr. Rakesh Jha (51)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including financial reporting, planning, strategy, asset-liability management and investor relations. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007, Chief Financial Officer in October 2013 and Group Chief Financial Officer in June 2018. Mr. Rakesh Jha is an Executive Director on the Board of ICICI Bank since September 2, 2022. He heads the retail banking business of the Bank. He is responsible for the retail banking, rural & agriculture and small & medium enterprise businesses of the Bank. He also serves on the board of ICICI Lombard General Insurance Company Limited and ICICI Venture Funds Management Company Limited.	September 1, 2025(6)	115,000
Group Chief Financial Officer	Mr. Anindya Banerjee (46)	Mr. Anindya Banerjee is a chartered accountant. He joined the ICICI Group in 1998 and initially worked in the area of corporate banking before moving to the planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	152,500
(1)	Mr. Girish Chandra Chaturvedi was appointed as an independent Director from July 1, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was re-appointed as an independent Director and as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021.

(2)	Mr. Sandeep Bakhshi was appointed as a wholetime Director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved his appointment as a wholetime Director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer for a period of five years, subject to the approval of the Reserve Bank of India and shareholders. The Reserve Bank of India on October 15, 2018 initially approved his appointment as Managing Director and Chief Executive Officer for a period of three years effective from October 15, 2018 and subsequently on August 24, 2021 approved his re-appointment from October 15, 2021 till October 3, 2023. The shareholders at the Annual General Meeting held on August 9, 2019 have approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period effective from October 15, 2018 to October 3, 2023. Further, the Board of Directors at its meeting held on October 22, 2022 approved the re-appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to the approval of the Reserve Bank of India and shareholders.

(3)	Mr. Anup Bagchi was appointed as a wholetime Director (designated as an Executive Director) effective from February 1, 2017. The shareholders approved his appointment as Executive Director for a period of five years from February 1, 2017 to January 31, 2022. The Reserve Bank of India approved his appointment as Executive Director initially for a period of three years from February 1, 2017 to January 31, 2020, and subsequently for a further period of two years from February 1, 2020 to January 31, 2022. The Board of Directors at its meeting held on April 24, 2021 approved his re-appointment as wholetime Director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier, effective from February 1, 2022, subject to the approval of the Reserve Bank of India and shareholders. The shareholders at the Annual General Meeting held on August 20, 2021 approved the re-appointment of Mr. Bagchi as a wholetime Director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of the Reserve Bank of India. The Reserve Bank of India approved the re-appointment of Mr. Bagchi as Executive Director of the Bank for a period of three years with effect from February 1, 2022.

(4)	Mr. Sandeep Batra was appointed as a wholetime Director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a wholetime Director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a wholetime Director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective from September 17, 2020 or the date of approval of appointment by the Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a wholetime Director (designated as an Executive Director) of the Bank.

(5)	The Board at its meeting held on January 22, 2022 appointed Ms. Vibha Paul Rishi as an additional (independent) director for a period of five years with effect from January 23, 2022 subject to the approval of shareholders. The shareholders through postal ballot on March 27, 2022 approved the appointment of Ms. Vibha Paul Rishi as an independent director for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027.

(6)	The Board of Directors at its meeting held on April 23, 2022 approved the appointment of Mr. Rakesh Jha as wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Rakesh Jha as a wholetime Director (designated as Executive Director) for a period of five years effective from May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The Reserve Bank of India through its letter dated September 2, 2022 has communicated its approval for the appointment of Mr. Jha as an Executive Director of the Bank for a period of three years from the date of its approval i.e. September 2, 2022.

(7)	The Board of Directors of the Bank at its Meeting held on June 28, 2022 and the shareholders at the Annual General Meeting held on August 30, 2022 approved the re-appointment of the following Directors.

•	Ms. Neelam Dhawan as an independent director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026;

•	Mr. Uday Chitale as an independent director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024;

•	Mr. Radhakrishnan Nair as an independent director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026.

(8)	Ms. Vishakha Mulye who was appointed as an Executive Director effective January 19, 2016 resigned with effect from May 31, 2022.

(9)	Dates mentioned under “term” in respect of non-executive directors (other than the Chairman) refer to the maximum tenure permitted under the Banking Regulation Act.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six months ended September 30, 2022 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 27, 2022, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank are summary financial information and extracted from the condensed interim financial statements for the six months ended September 30, 2022. The complete set of condensed interim financial statements for the six months ended September 30, 2022 were reviewed by the joint statutory auditors, MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥1.85, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of December 1, 2022.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-21		30-Sep-22
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	22,626	418,581	27,997	517,945
Non-interest income	8,106	149,961	9,768	180,708
- Fee income	7,030	130,055	8,723	161,376
-Dividend income from subsidiaries	993	18,371	995	18,408
-Other income	83	1,536	50	925
Less:
Operating expense	12,609	233,267	15,727	290,950
Core operating profit[1]	18,123	335,276	22,038	407,703
-Treasury income	686	12,691	(49)	(907)
Operating profit	18,809	347,967	21,989	406,797
Less:
Total net provision	5,565	102,953	2,788	51,578
Contingency provisions[2]	(1,050)	(19,425)	2,550	47,175
Other provisions	6,615	122,378	238	4,403
Profit before tax	13,244	245,014	19,201	355,219
Less:
Provision for taxes	3,117	57,665	4,738	87,653
Profit after tax	10,127	187,350	14,463	267,566
(1)	Excluding treasury income

(2)	The Bank has made an additional contingency provision of Rs. 1,050 crore (US$ 133 million) in the three months ended June 30, 2022 and Rs. 1,500 crore (US$ 184 million) in the three months ended September 30, 2022 (At six months ended September 30, 2022: Rs. 2,550 crore (US$ 313 million)) on a prudent basis. Accordingly, the Bank holds contingency provision of Rs. 10,000 crore (US$ 1.2 billion) at September 30, 2022.

(3)	Prior period numbers have been re-arranged where necessary.

Summary Balance Sheet (as per standalone Indian GAAP accounts)

	September 30, 2022		March 31, 2022
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,394	25,789	1,390	25,715
Employee stock option outstanding	510	9,435	266	4,921
Reserve and surplus	180,603	3,341,156	168,856	3,123,836
Deposits	1,090,008	20,165,148	1,064,572	19,694,582
Borrowings (includes subordinated debt)	129,934	2,403,779	107,231	1,983,774
Other liabilities	86,225	1,595,162	68,983	1,276,185
Total capital and liabilities	1,488,674	27,540,469	1,411,298	26,109,013

Assets
Cash and balances with Reserve Bank of India	67,095	1,241,258	109,523	2,026,176
Balance with banks and money at call and short notice	57,818	1,069,633	58,300	1,078,550
Investments	333,031	6,161,074	310,241	5,739,459
Advances	938,563	17,363,416	859,020	15,891,870
Fixed assets	9,510	175,935	9,374	173,419
Other assets	82,657	1,529,153	64,840	1,199,539
Total Assets	1,488,674	27,540,469	1,411,298	26,109,013

(1)	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2022		September 30, 2021		March 31, 2022
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Interest earned	55,009.09	1,017,668.17	46,093.16	852,723.46	95,406.87	1,765,027.09
-Interest/discount on advances/bills	39,315.57	727,338.05	32,185.92	595,439.52	66,886.54	1,237,400.99
-Income on investments	12,940.87	239,406.10	10,982.19	203,170.52	21,990.64	406,826.84
-Interest on balances with Reserve Bank of India and other inter-bank funds	1,002.93	18,554.21	519.01	9,601.69	1,819.60	33,662.60
-Others	1,749.72	32,369.81	2,406.04	44,511.73	4,710.09	87,136.66
Other income	29,387.46	543,668.01	28,743.30	531,751.05	62,129.45	1,149,394.83
TOTAL INCOME	84,396.55	1,561,336.18	74,836.46	1,384,474.51	157,536.32	2,914,421.92
Interest expended	23,086.03	427,091.56	20,160.37	372,966.85	41,166.67	761,583.40
Operating expenses	37,690.03	697,265.55	34,137.85	631,550.22	73,151.73	1,353,307.00
-Employee cost	7,263.07	134,366.80	5,993.69	110,883.27	12,341.60	228,319.60
-Other operating expenses	30,426.96	562,898.75	28,144.16	520,666.95	60,810.13	1,124,987.40
TOTAL EXPENDITURE (excluding provisions and contingencies)	60,776.06	1,124,357.11	54,298.22	1,004,517.07	114,318.40	2,114,890.40
OPERATING PROFIT (Profit before provisions and contingencies)	23,620.49	436,979.07	20,538.24	379,957.44	43,217.92	799,531.52
Provisions (other than tax) and contingencies	2,783.76	51,499.56	5,744.84	106,279.54	8,976.65	166,068.02
PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX	20,836.73	385,479.51	14,793.40	273,677.90	34,241.27	633,463.50
Exceptional items
Add: Share of profit in associates	517.78	9,578.93	382.68	7,079.58	754.43	13,956.95
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX	21,354.51	395,058.44	15,176.08	280,757.48	34,995.70	647,420.45
Tax expense	5,295.11	97,959.54	3,686.82	68,206.17	8,457.44	156,462.64
-Current period tax	5,372.40	99,389.40	3,460.19	64,013.52	7,404.45	136,982.33
-Deferred tax	(77.29)	(1,429.86)	226.63	4,192.65	1,052.99	19,480.31
Less: Share of profit/(loss) of minority shareholders	667.88	12,355.78	634.65	11,741.02	1,428.16	26,420.96
NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX	15,391.52	284,743.12	10,854.61	200,810.29	25,110.10	464,536.85
Extraordinary items (net of tax expenses)	..	..	..	..	..	..
NET PROFIT FOR THE PERIOD	15,391.52	284,743.12	10,854.61	200,810.29	25,110.10	464,536.85
Paid-up equity share capital (face value Rs. 2/- each)	1,393.79	25,785.12	1,387.09	25,661.17	1,389.97	25,714.45
Reserves excluding revaluation reserves	190,007.24	3,515,133.94	163,965.39	3,033,359.72	177,167.61	3,277,600.79
Earning per share (EPS)
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	22.13	409.41	15.67	289.90	36.21	669.89
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	21.66	400.71	15.34	283.79	35.44	655.64

2.	Other Information

(1)	Legal and Regulatory Proceedings

There has been no material change in legal and regulatory proceedings, since the last ASR filed on September 28, 2022 for fiscal 2022, except for the following:

Litigation

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. We are also subject to counterclaims arising in connection with our enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

We held a total provision of Rs. 614 million at the end of the first half of fiscal 2023 for 672 cases with claims totaling to Rs. 1.5 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At the end of the first half of fiscal 2023, such claims amounted to a total of Rs. 3.1 billion relating to 49 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 367 such cases at the end of the first half of fiscal 2023.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At the end of the first half of fiscal 2023, there were 118 ongoing litigations (including those where the likelihood of our incurring liability is assessed as ‘probable’, ‘possible’ and ‘remote’), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 860.2 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

•	In fiscal 2019, the Audit Committee under direction given by the Board of Directors of the Bank had instituted an independent enquiry to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The enquiry was supported by an external counsel and a forensic firm. The allegations levelled against Ms. Kochhar included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. While the enquiry was underway, the Board accepted Ms. Kochhar’s request for early retirement, while noting that the enquiry would remain unaffected by this and certain benefits would be subject to the outcome of the enquiry. Subsequently, on consideration of the enquiry report and its conclusions, the Board of Directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences.

In January 2020, the Bank instituted a recovery suit against Ms. Kochhar for inter alia the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a suit before Bombay High Court in January 2022 contending that the termination of her employment is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. An alternative claim has been made for damages of Rs. 17.3 billion against the Bank. Both these suits along with interim applications are being heard by the Bombay High Court. In November 2022, the Bombay High Court rejected an interim application filed by Ms. Kochhar and held that prima facie the revocation of the early retirement acceptance by the Bank was valid and restrained Ms. Kochhar from dealing with the Employee Stock Options, already exercised by her during the period from October 2018 to January 2019 while allowing the interim application filed by the Bank.

Enquiries by government authorities and regulatory agencies in the matter are continuing and the Bank has a cooperative posture for such enquiries and requests emanating from such authorities and agencies. The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. In November 2020, the Securities and Exchange Board of India issued a modified show cause notice to the Bank and responses were submitted by the Bank to both the show cause notices. The Central Bureau of Investigation had also initiated a preliminary enquiry and in January 2019, the Central Bureau of Investigation filed a first information report against Ms. Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals, who were on the board of directors of the Bank and were part of committees (that sanctioned credit facilities to the concerned borrower group when the alleged transactions occurred), may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary. Authorities such as the Enforcement Directorate and Income-tax authorities are also probing the matter.

In the event that the Bank is found by the Securities and Exchange Board of India or the Central Bureau of Investigation or by any other authority or agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition.

•	On October 3, 2022, ICICI Bank Limited’s New York Federal Branch entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which requires the Bank’s New York Federal Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program and establish and maintain an effective Sanctions Compliance program. The consent order does not involve any monetary penalty. The consent order was published by the Office of the Comptroller of the Currency on its website on October 20, 2022.

The observations made by the Office of the Comptroller of the Currency are restricted only to the New York Federal Branch of ICICI Bank Limited which constitutes 0.61% of ICICI Bank’s total assets as on June 30, 2022 and the consent order will not have a material adverse effect on its business, nor does the consent order restrict any of the New York Federal Branch’s existing activities, apart from requiring the corrective actions as specified under the consent order.

The Bank’s New York Federal Branch is committed to taking all necessary and appropriate steps to address the aspects identified and implement the corrective actions required by the Office of the Comptroller of the Currency.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2022 include notes describing the differences between accounting principles generally accepted in India (“Indian GAAP”) and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity. Further, under U.S. GAAP, when an entity loses a control in its former subsidiary, an entity is required to derecognize assets and liabilities (along with non-controlling interest) of the former subsidiary from consolidated financial statements and fair value its retained interest in former subsidiary on the date of deconsolidation. Any difference between the fair value of retained interest in former subsidiary and carrying value of assets and liabilities (along with non-controlling interest) of the former subsidiary is recognized as gain or loss on deconsolidation in earning.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation. In addition, if an entity loses control of a former subsidiary and the former subsidiary becomes an associate, the difference between the interest and the sale price is recorded as gain or loss on sale in the consolidated statement of income. The remaining interest is recorded as an equity method investment in an affiliate. If a subsidiary ceases to be an affiliated company due to the sale of its shares, the difference between the interest and the sale price is recorded as gain or loss on sale in the consolidated statement of income. Investments in the remaining investee are valued at the carrying amount of the parent company's individual balance sheet.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but there were no specific standards equivalent to U.S. GAAP for fair value measurement exist.

However, from the beginning of the fiscal year starting on or after April 1, 2021, ASBJ Statement No. 30 "Accounting Standard for Calculation of Fair Value" and ASBJ Guidance No. 31 "Guidance on Accounting Standard for Calculation of Fair Value" have been applied. As a result, U.S. GAAP and Japanese GAAP have similar concepts of fair value, but Japanese GAAP covers financial instruments and inventories held for trading purposes only. Equity securities and others for which market prices are not available shall be carried in the balance sheet at the acquisition cost in accordance with conventional ASBJ Statement No. 10, "Accounting standards for financial instruments".

(8)	Allowance for impairment losses on available-for-sale debt securities

Under U.S. GAAP, ASC Topic 326 “Financial Instruments – Credit Losses” requires an entity to identify whether the decline in the fair value below the amortized cost basis of the debt security has resulted from credit loss or other factors. Impairment allowance relating to credit losses are to be recognized in earnings and the non-credit risk component in other comprehensive income. However, the allowance should be limited by the amount that the fair value is less than the amortized cost basis. If an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Accounting for Equity Securities

Under U.S. GAAP, in accordance with ASC Topic 321-10-35 “Equity Securities – Subsequent Measurement”, equity securities are subsequently measured at fair value in the balance sheet, and unrealized holding gains and losses are included in earnings. However, equity securities without readily determinable fair values are measured by electing either a) at fair value and the change is recognized in earnings or b) measured at cost minus impairment plus/minus changes resulting from observable price changes for identical or similar investment of the same issuer, and the adjustment is recognized in earnings.

In Japan, equity securities are measured in accordance with their classification (trading securities, subsidiary and associates’ securities, available-for-sale securities). The trading securities are marked-to-market through earnings. Investments in subsidiaries and associates’ securities are carried in the balance sheet at cost. Available-for-sale securities are marked-to-market with changes are recognized through equity and losses may be recognized through earnings. The securities for which the market price is not available are carried at cost. Investment in subsidiary and associates’ securities as well as available-for-sale securities are subject to impairment accounting.

(10)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(11)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(12)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

(13)	Leases (lessee’s accounting)

Under U.S. GAAP, a right to use asset and a lease liability are required to be recognized at the commencement of the lease for all leases on adoption of ASC Topic 842 - “Leases” and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term generally on a straight line basis.

In Japan, lease contracts are classified as finance lease and operating lease, and for a finance lease, lease assets and lease liability are recognized. In addition, finance lease is accounted for in the same way as buy/ sell transaction, and operating lease transactions are accounted for in the same way as rental transaction.

(14)	Allowance for expected credit losses

Under U.S. GAAP, as per ASC Topic 326- Financial Instruments – Credit Losses, the allowance for lifetime expected credit losses on financial receivables are to be computed after considering the past and current available information, which would reflect current estimation of all lifetime expected credit losses. An entity is required to measure lifetime expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist. If an entity determines that a financial asset does not share risk characteristics with its other financial assets, the entity shall evaluate the financial asset for lifetime expected credit losses on an individual basis. If a financial asset is evaluated on an individual basis, an entity also should not include it in a collective evaluation. That is, financial assets should not be included in both collective assessments and individual assessments.

In Japan, general and specific reserves are established for loan losses deemed to be uncollectible by management. General reserve for normal receivables shall be estimated using reasonable criteria established in accordance with the condition of the receivables, such as the historical credit loss percentage, either by regarding all receivables as a whole, or by classifying the receivables into subclasses or similar receivables. Specific reserve applied to receivables that are individually identified as being uncollectible, are established based on a solvency analysis of each borrower.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body to obtain economic benefit from their activities, are fully consolidated on a line-by-line basis. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognized in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized based on the method prescribed in the guidelines. As per the Reserve Bank of India guidelines issued on September 24, 2021, gain realized at the time of securitization of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitization immediately at the time of sale.

The unrealized gains, associated with expected future margin income is recognized in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortized over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognized at the time of sale. Net loss arising on account of direct assignment of loan assets is recognized at the time of sale. As per the Reserve Bank of India guidelines issued on September 24, 2021, any loss or realized gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortized over the loan tenure.

In accordance with Reserve Bank of India guidelines, in case of non-performing/ loans sold to Asset Reconstruction Company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

Until March 31, 2021, the Bank recognized cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

Pursuant to Reserve Bank of India clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognized based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognized on intrinsic value method.

The cost of stock options is recognized in the profit and loss account over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Under Japanese accounting principles, brokerage and commission costs paid at acquisition are included in acquisition costs of securities.

(8)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with Reserve Bank of India guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per extant Reserve Bank of India guidelines are classified as non-performing assets to the extent of amount outstanding in the respective host country. In accordance with the Reserve Bank of India circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India. Interest on nonperforming advances is transferred to an interest suspense account and not recognized in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines is not accounted as restructuring of loan. The Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are non-performing assets both as per the Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including Reserve Bank of India direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016.

The Bank makes provision on restructured loans subject to minimum requirements as per Reserve Bank of India guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines or host country regulations, as applicable.

In terms of Reserve Bank of India guideline, the non-performing assets are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognized in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per large exposure framework of Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorized into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per Reserve Bank of India guidelines.

Following a prudent approach, the Bank has made a Covid-19 related provision on certain borrowers, including those who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines. This provision is included as contingency provision in the Bank’s books. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of the extant Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(9)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter.. Based on Reserve Bank of India circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. . The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognized in the profit and loss Account.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(10)	Deferred tax

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets.

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(12)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant Reserve Bank of India guidelines or specific directions of the Reverse Bank of India.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2022 filed on September 28, 2022

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 27, 2022	By:	/s/ Vivek Ranjan

			Name:	Vivek Ranjan
			Title:	Chief Manager